

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

<u>Via E-mail</u>
James M. Otterberg
Interim Chief Financial Officer
Unifi, Inc.
7201 West Friendly Avenue
Greensboro, NC 27419-9109

> **Re: Unifi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 10, 2013**
> **Form 10-Q for the Quarterly Period Ended December 29, 2013**
> **Filed February 7, 2014**
> **File No. 001-10542**

Dear Mr. Otterberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 1. Business, page 4

Repreve Renewables, LLC, page 6

1.   We note your disclosure that Repreve Renewables LLC ("Renewables") has made significant progress in the commercialization of its patented bio-energy crop, which you believe has the potential to become a leader in the biomass feedstock market. Because this is a new business product for you, in future filings please expand on your disclosure in this section to more fully discuss your strategy for growing Renewables in the biomass feedstock market.

Geographic Data, page 10

2.   We note your indication here that "All Other Foreign (excluding Brazil)" represents $70 million of your net sales. Tell us whether any other individual foreign country represents a material amount of these sales and, if so, identify the country. In this regard, we note your indication in your recent quarterly report on Form 10-Q that your International Segment suffered a decline in sales in part due to lower sales volumes for your Chinese subsidiary, which suggests that China represents a material portion of your international sales. You have also referred to a significant Chinese customer in your earnings calls, such as your October 24, 2013 call; as a related matter, tell us to what extent disclosure under Item 101(c)(1)(vii) of Regulation S-K would be appropriate for this customer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview and Significant General Matters, page 22

3.   Where you discuss the trends in Raw Materials, in future filings please explain the reasons underlying such trends. For example, you state that average polyester raw material costs declined during the Company's first and fourth fiscal quarters of fiscal year 2013 and rose during the second and third fiscal quarters. Please revise to explain why and tell us what this disclosure will look like.

Review of Fiscal Year 2013 Results of Operations, page 26

4.   In future filings, please revise your narrative sections for "Consolidated Net Sales," "Consolidated Gross Profit," "Polyester Segment Gross Profit," "Nylon Segment Gross Profit," and "International Segment Gross Profit" to provide better disclosure on the impact of the 53 week year. For example, on page 38 under the heading "Fiscal Year 2012 compared to Fiscal Year 2013," you attribute the increase in customer receipts to an increase in sales volume "including the effect of the additional week in fiscal year 2013." In future filings, please revise the sections listed above to provide similar disclosure that reflects the effects of the extra week in fiscal 2013.

5.   In your analysis of results of operations on pages 27 and 28, you attribute changes in net sales and gross profits to a combination of different factors. For example, you disclose that gross profit increased by $18.7 million for fiscal 2013 as compared to the prior year due to improved sales volumes in all reportable segments, mix enrichment as a result of increased PVA sales and increased unit conversion margin in the Polyester Segment. As an additional example, you indicate that gross profits in the Polyester segment increased by $15.4 million in fiscal 2013 as a result of increased sales volume, mix enrichment due to growth of PVA product sales, higher per unit conversion margin and lower unit manufacturing costs. When you list multiple factors that contribute to changes in net sales or gross profits, in future filings please quantify, if possible, the impact each

material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. For additional guidance, please refer to Item 303(a) of Regulation S-K.

International Segment Gross Profit, page 28

6.   We note your disclosure on the impact of price volatility of foreign currencies against the U.S. dollar on your profits, especially in the International Segment. Please tell us the consideration you gave to including a qualitative and quantitative discussion of the uncertainties posed by such price fluctuations and the impact price fluctuations will have on your gross profits. For additional guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 34

7.   We note that a substantial amount of your earnings ($60.6 million) from non-U.S. subsidiaries is reinvested indefinitely outside of the U.S. In future filings, please tell us how you arrived at the amount of cash, cash equivalents, and investments that are currently held outside the U.S. and the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. For additional guidance, please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350. Please tell us what this disclosure will look like.

Capital Expenditures, page 37

8.   We note your disclosure that you expect capital expenditures to increase by nearly $5 million from fiscal 2012 levels to a total of $14 million for each of the next two fiscal years. Your quarterly report on Form 10-Q for the period ending September 29, 2013 reflects a revised estimated capital expenditure level of $17 million for fiscal 2014. In future filings please provide investors with a detailed discussion and analysis of your planned capital expenditures, including a qualitative and quantitative discussion of any anticipated projects and their impacts on your cash flow and liquidity. Please tell us what this disclosure will look like.

9.   We note your disclosure, throughout your filing, of a focus on the growth of your PVA portfolio as a strategic goal. To the extent that you are shifting the company's focus to the PVA portfolio and the REPREVE brand, please provide investors with discussion and analysis of how this trend will impact your operating results, capital expenditures, and liquidity. Please tell us what this disclosure will look like.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page F-9

1. Background-Fiscal Year, page F-9

10.   You disclose that your Brazilian, Columbia and Chinese subsidiaries' report on a calendar period basis, with their fiscal years ending on June 30th. This statement suggests that you are consolidating subsidiaries with more than a 93 day difference. If our understanding is incorrect, please clarify our understanding and provide a more descriptive disclosure. If our understanding is correct, please tell us how you complied with Rule 3A-02(b)(1) of Regulation S-X.

12. Long-Term Debt, page F-19

11.   Reference is made to your disclosure of restricted payments imposed by your ABL Facility. Please tell us your consideration of discussing the pertinent provisions that restrict the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

24. Investments in Unconsolidated Affiliates and Variable Interest Entities, page F-37

12.   Reference is made to your disclosure that UNF and UNF America are variable interest entities of which you are the primary beneficiary. Using the principles in ASC 810-10, explain to us why these entities are VIE's and how you qualify as primary beneficiary. In this regard, please explain which condition(s) exist(s) under ASC 810-10-15-17(d) that cause the business scope exception not to be applicable. You also state that these two entities should be consolidated under GAAP but instead the equity method of accounting has been utilized. Please tell us the specific authoritative literature you are relying on to account for these two variable interest entities under the equity method of accounting or advise us of your consideration of SAB Topic 1.M.2.

13.   Reference is made to the unaudited condensed balance sheet and income statement information provided for your unconsolidated affiliates. Please revise to provide audited summarized financial data. Refer to Rule 4-08(g) of Regulation S-X.

26. Related party Transactions, page F-41

14.   We note here, on page 20 and in the statement of cash flows that you have repurchased stock in the year ending June 30, 2013. If material, please disclose your policy for stock repurchases. To the extent you utilize the par value method for reacquisition, please ensure your disclosure also discloses the cost flow assumption related to the cost basis of shares assumed to be retired.

Item 11. Executive Compensation – Incorporated by Reference in Schedule 14A

Proposal 1: Election of Directors, page 6

Nominees for Election as Directors, page 6

15.   In future filings please ensure that all information provided with respect to Item 401(e) of Regulation S-K is complete and accurate. In particular, please include all directorships held by Kenneth G. Langone within the past five years and update the current positions he holds within the companies with which he is employed.

Item 15. Exhibits, Financial Statement Schedules, page 46

16.   We note you intend to file an amendment on or before March 28, 2014 to your Form 10-K for fiscal year ended June 30, 2013 providing the required audited financial statements of PAL's corresponding fiscal years ending December 28, 2013. Please include disclosure in your June 30, 2013 10-K filing referencing the Form 10-K/A of the prior year that included the equity method investee's financial statements for the investee's year most recently ended. If you have included such statement, please advise us where you have included such disclosure in the current Form 10-K.

Form 10-Q for the Quarterly Period Ended December 29, 2013

Item 1. Financial Statements

8. Property, Plant and Equipment, Net, page 11

17.   Please reconcile for us the changes in property, plant and equipment and accumulated depreciation and explain to us the reasons for the significant decrease in depreciation expense for the period. In future filings, please include within your Management's Discussion and Analysis of Financial Condition and Results of Operations an explanation of the reasons for this period-to-period change and identify the immediate and underlying causes of this change.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant